PACIFIC CORPORATE TRUST COMPANY

625 HOWE ST, 10TH FLOOR

VANCOUVER, BC V6C 3B8
Phone: 604-689-9853
Fax: 604-689-8144

May 31, 2005

B.C. Securities Commission
Executive Director
701 W Georgia St., 9th Floor
Vancouver, BC V7Y 1L2

Dear Sirs\Mesdames:

RE:	AVINO SILVER & GOLD MINES LTD. (the “Company”) MAILING ON MAY 31, 2005

We confirm that on the above date, the following material issued by the Company was forwarded by prepaid first class mail to all registered shareholders of the Company. However, we have not mailed to shareholders in cases where on three consecutive occasions, documents have been returned undelivered by the Post Office.

•	Information Circular

•	Notice of Meeting

•	Annual Financial Statements for the Year Ending 2005/01/31

•	Management Discussion and Analysis

•	Proxy

•	Financial Statement Request Form (Issuer)

We further confirm that the material was shipped on the above mentioned date to intermediaries or their agent(s) that received the Company’s request for beneficial ownership information and responded.

We are providing this letter to you as agent for the Company in compliance with regulations under applicable legislation.

Yours truly,
PACIFIC CORPORATE TRUST COMPANY

“LAURIE WADDINGTON”

LAURIE WADDINGTON

cc: TSX Venture Exchange	cc: AVINO SILVER & GOLD MINES LTD.

cc: Alberta Securities Commission	cc: SALLEY BOWES HARWARDT

cc: HOOGENDOORN VELLMER